As of November 16, 2004

C. Michael Powell
c/o Conexant Systems, Inc.
100 Schulz Drive
Red Bank, NJ 07701

Re: Retention and Separation Agreement

Dear Mike:

This will confirm our agreement, that subject to the terms set forth below, you (1) have resigned as Senior Vice President and Chief Operating Officer and Acting General Manager, DSL of Conexant Systems, Inc. (together with its Affiliates, “Conexant” or the “Company”) and have resigned as an officer or director of any subsidiaries of the Company effective as of the date set forth on the first page of this Agreement (the “Effective Date”), (2) will remain as an active non-executive employee of the Company during the Employment Period (as defined in Section 1 below), and (3) will remain available to provide consulting services to the Company during the Consulting Period (as defined in Section 1 below). In consideration of your willingness to remain employed with the Company during the Employment Period and provide services during the Consulting Period, this Retention and Separation Agreement (the “Agreement”) will define the terms of your continued employment with and separation from the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Section 22 of the Agreement.

1.	Reporting Relationship, Duties and Responsibilities. From the Effective Date through December 31, 2004 (the “Employment Period”), you will continue to serve as an active non-executive employee of the Company. In your capacity as an active non-executive employee of the Company, you will report directly to the President of the Company. During the Employment Period it is agreed that you will focus on (a) supporting and assisting in the orderly transition of your current responsibilities to the person identified by the Company who will assume these responsibilities on or prior to your departure, and (b) such other tasks as may be reasonably requested of you, from time-to-time, by the Chief Executive Officer. Beginning January 1, 2005, you will no longer be an employee of the Company. From January 1, 2005 through March 31, 2005 (the “Consulting Period”), you will continue to make yourself available to provide consulting services to the Company at such times and upon such terms and conditions as the Company shall reasonably request.

2.	Compensation and Benefits. During the Employment Period and the Consulting Period, the Company shall continue to pay you your current annual base salary of $360,000 per annum, which will be paid to you in accordance with the Company’s normal payroll procedures. During the Employment Period, you will continue to be eligible to participate in the applicable employee benefits generally made available to other similarly situated employees. During the Consulting Period, you will be eligible for continued health and welfare benefits in accordance with Section 4 below. On or about December 31, 2004, the Company shall pay you for your accrued vacation and floating day benefits (as of November 22, 2004, you have 139.2 hours of accrued but unused vacation benefits and 6.0 hours of accrued but unused floating day benefits).

3.	Severance Payment and Bonus Award. Provided that you execute the General Release described in Section 11 below, you shall be eligible upon the expiration of the Revocation Period (as defined in the General Release) to receive the following amounts each of which will be payable in a lump sum in cash (a) a 2004 bonus award in the amount of $189,000 (calculated based on a target bonus of 70% of your base salary multiplied by 9/12) payable on or before December 31, 2004 (or the Release Effective Date (as defined in Exhibit A), if later), (b) an additional bonus award in the amount of $252,000 (calculated based on a target bonus of 70% of your base salary) payable on or before December 31, 2004 (or the Release Effective Date, if later), (c) an amount equal to $270,000 payable on or about March 31, 2005 (calculated based on the total amount of your base salary otherwise payable for the period from April 1, 2005 through December 31, 2005), and (d) an amount payable on or about March 31, 2005 required to cover the cost of your continued health benefits for the period from April 1, 2005 through September 30, 2006.

4.	Welfare Benefits. During the 12-month period following the Termination Date (as defined in Section 8 below) (the “Continuation Period”), you will continue to be eligible to participate in the health and welfare benefit programs of the Company (exclusive of any equity program, equity-based compensation, incentive or bonus compensation or vacation benefits, none of which will accrue or be payable during the Continuation Period) in which you participated immediately prior to the Termination Date, (or, to the extent such benefits cannot be so provided, the Company shall make a cash payment to you in an amount sufficient (on an after-tax basis) to allow you to obtain comparable benefits for such period), unless and until you receive any such or similar benefits while employed in any capacity by any other employer during the Continuation Period. Notwithstanding the foregoing, for the period from April 1, 2005 through September 30, 2006, you agree (a) to elect such continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and the terms of the applicable plans, (b) to submit required premium payments for such coverage in accordance with COBRA and the terms of such plans, and (c) acknowledge and agree that such coverage will run concurrently with the Company’s obligations under COBRA and applicable state law.

5.	Stock Options. In consideration of the terms hereof (including, without limitation, your agreement to remain employed through December 31, 2004 and your execution of the General Release described in Section 11 below), each outstanding option to purchase the Company’s common stock held by you on the Termination Date shall become fully vested and exercisable on the Termination Date. Subject to adjustment pursuant to Section 9 below, you will have a period of two years days after the Termination Date to exercise any and all of your Company stock options. In the event that you do not exercise any or all of your stock options during such two-year period, all Company stock options will terminate unexercised upon the expiration of such period.

6.	Expense Reports. The Company will reimburse you for any unreimbursed reasonable business expenses incurred by you prior to the Termination Date, pursuant to the Company’s reimbursement policies, provided that you present all expense reports to the Company in accordance with such policies.

7.	Withholding Taxes and Other Deductions. The Company shall withhold from any payments due to you under this Agreement any applicable United States federal, state or local taxes and such other deductions as are prescribed by law.

8.	Term. Unless your employment with the Company is terminated early pursuant to Section 9 or extended by mutual agreement of the parties, you will cease to be an employee of the Company on December 31, 2004 (the “Termination Date”).

9.	Early Termination. You understand that if you elect to terminate the Employment Period before December 31, 2004, you will have a reduced period of one year after the Termination Date to exercise any and all of your Company stock options.

10. Noncompetition; Nonsolicitation; Confidentiality.

(a) Noncompetition. You acknowledge that in the course of your employment with the Company and its Affiliates and their predecessors, you have and will continue to become familiar with the trade secrets of, and other confidential information concerning, the Company and its Affiliates and their predecessors, that your services have been and will be of special, unique and extraordinary value to the Company and its Affiliates and their predecessors and to the Company’s ability to accomplish its purposes and to successfully pursue its business plan. Therefore, and in further consideration of the compensation being paid to you hereunder, you agree to the extent permitted by applicable law that, during the Employment Period and for a period of twelve months following the termination of your employment with the Company (the “Restricted Period”), you shall not directly or indirectly own, manage, control, participate in, consult with, render services for, or in any manner engage in any Restricted Business in any country where the Company or its Affiliates conducts business; provided, however, that passive investments amounting to no more than three percent of the voting equity of a business shall not be prohibited hereby. “Restricted Business” shall mean any business competing with any business or business plans of the Company or its Affiliates or their predecessors with respect to which you have or have had substantial direct involvement as of or at any time prior to termination of your employment with the Company. The parties acknowledge that as of the date of this Agreement, your substantial direct involvement has been limited to the Company’s xDSL business.

(b) Non-Solicitation/No-Hire. During the Restricted Period, you shall not directly or indirectly through another entity or otherwise (i) solicit, attempt to hire, induce or attempt to induce any employee of the Company or any Affiliate to leave the employ of the Company or such Affiliate, or in any way willfully interfere with the relationship between the Company or any Affiliate and any employee thereof; (ii) employ or engage as a consultant any person who is or was employed by the Company during the previous 12 month period, provided, however that this sentence shall not apply to any person whose employment by the Company was terminated by the Company as a result of layoff or reduction in force; or (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of the Company or any Affiliate to cease doing business with the Company or such Affiliate, or in any way interfere with the relationship between any such customer, supplier, licensee or other business relation and the Company or any Affiliate.

(c) Information. You acknowledge that the information, observations and data obtained by you concerning the business and affairs of the Company and its Affiliates and their predecessors during the course of your performance of services for, or employment with, any of the foregoing persons (whether or not compensated for such services) are the property of the Company and its Affiliates, including information concerning acquisition opportunities in or reasonably related to the business or industry of the Company or its Affiliates of which you become aware during such period. Therefore, you agree that you will not at any time (whether during or after the Employment Period) disclose to any unauthorized person or, directly or indirectly, use for your own account, any of such information, observations, data or any Work Product (as defined below) or Copyrightable Work (as defined below) without the Company’s consent, unless and to the extent the aforementioned matters become generally known to and available for use by the public other than as a direct or indirect result of your acts or omissions to act or unless required or compelled to do so by law, subpoena or court order. You agree to deliver to the Company at the termination of your employment, or at any other time the Company may request in writing (whether during or after the Employment Period), all files, memoranda, notes, plans, records, reports and other documents, regardless of the format or media (and copies thereof), relating to the business of the Company and its Affiliates and their predecessors (including, without limitation, all Company files, business plans and forecasts, acquisition prospects, computer recorded information, customer lists, tangible property (including, without limitation, computers, cellular phones, key cards, credit cards, identification badges, and keys) and contact information) which you may then possess or have under your control.

(d) Intellectual Property. You acknowledge that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, trade secrets, know-how, ideas, computer programs, and all similar or related information (whether or not patentable) that relate to the actual or anticipated business, research and development or existing or future products or services of the Company or its Affiliates or their predecessors that are conceived, developed, made or reduced to practice by you while employed by the Company or its Affiliates or any of their predecessors (“Work Product”) belong to the Company, and you hereby assign, and agree to assign, all of your rights, title and interest in and to the Work Product to the Company. Any copyrightable work (“Copyrightable Work”) prepared in whole or in part by you in the course of your work for any of the foregoing entities shall be deemed a “work made for hire” under the copyright laws, and the Company shall own all rights therein. To the extent that it is determined, by any authority having jurisdiction, that any such Copyrightable Work is not a “work made for hire,” you hereby assign and agree to assign to the Company all your rights, title and interest, including, without limitation, copyright in and to such Copyrightable Work. You shall promptly disclose such Work Product and Copyrightable Work to the Company and perform all actions (at the Company’s expense) reasonably requested by the Company (whether during or after the Employment Period) to establish and confirm the Company’s ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

(e) Enforcement. You acknowledge that the restrictions contained in this Section 10 are reasonable and necessary, in view of the nature of the Company’s business, in order to protect the legitimate interests of the Company, and that any violation thereof would result in irreparable injury to the Company. If, at the time of enforcement of this Section 10, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law. If the provisions of this Section 10 shall be deemed illegal by any jurisdiction, the provisions in this Section 10 shall be deemed ineffective within such jurisdiction. Because your services are unique and because you have access to confidential information, the parties hereto agree that money damages would be an inadequate remedy for any breach of any provision of this Agreement. Therefore, in the event of a breach or threatened breach by you of any provision of this Agreement, the Company may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

11.	Release. As a condition to the Company’s severance payment and bonus award under Section 3 or any related benefits under Sections 4 or 5 hereof, you shall execute a General Release substantially in the form as set forth in Exhibit A. Such payments and benefits to be provided hereunder shall become payable after the expiration of the Revocation Period (as defined in the General Release).

12. Certain Additional Payments by the Company.

(a) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution by the Company or its Affiliates to or for your benefit as a result of the merger of Concentric Sub, Inc., a wholly owned subsidiary of the Company, with and into GlobespanVirata, Inc. on February 27, 2004 (the “Merger”) (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 12) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), or any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”) as a result of the Merger, then you shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Section 12(a), if it shall be determined that you are entitled to a Gross-Up Payment, but that the Payments do not exceed 110% of the greatest amount (the “Reduced Amount”) that could be paid to you such that the receipt of Payments would not give rise to any Excise Tax, then no Gross-Up Payment shall be made to you and the Payments, in the aggregate, shall be reduced to the Reduced Amount.

(b) Subject to the provisions of Section 12(c), all determinations required to be made under this Section 12, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte & Touche LLP or such other nationally recognized public accounting firm agreed to by you and the Company (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and you within 15 business days of the receipt of notice from you that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 12, shall be paid by the Company to you within five days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon the Company and you. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 12(c) and you thereafter are required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for your benefit.

(c) You shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after you are informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the 30-day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies you in writing prior to the expiration of such period that it desire to contest such claim, you shall:

(i) give the Company any information reasonably requested by the Company relating to such claim,

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 12(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis and shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of you with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Further, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by you of an amount advanced by the Company pursuant to Section 12(c), you become entitled to receive any refund with respect to such claim, you shall (subject to the Company’s complying with the requirements of Section 12(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by you of an amount advanced by the Company pursuant to Section 12(c), a determination is made that you shall not be entitled to any refund with respect to such claim and the Company does not notify you in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

13.	Neutral Reference. Upon any inquiry from your subsequent employer, or from any prospective employer with whom you have applied for employment, regarding your prior employment with the Company, the Company will provide such inquiring employer with only the following information: (a) your initial date of employment with the Company and its predecessor; (b) your last date of employment with the Company; and (c) the last positions you held.

14.	Return of Property. Upon termination of your employment with the Company, you will promptly return to the Company (and not deliver to any other person or entity) any and all Company property that you have in your possession or under your control. Such property includes, without limitation, computer hardware and software, electronic equipment, keys, identification cards, files, notes, records, reports, customer and business information, and other documents or materials relating to the Company’s business (and all copies thereof). With respect to your laptop computer provided by the Company (Sharp Model PC-MM20, Serial Number 40000543), you will immediately return such laptop to the Company so that the Company may review the contents of, and files saved on, the computer. You will not, and will not cause any third-party to, delete or copy any files or programs from such computer before turning it over to the Company, and you represent and warrant that you have not already done so. The Company will then delete certain files and programs that it believes you should no longer have access to (“Company Proprietary Information”). Following this “cleaning” of the computer, the laptop computer will be returned to you for your own personal use. Thereafter, you will be entitled to keep the computer permanently; provided, however, that if any Company Proprietary Information is inadvertently left on the computer following such “cleaning”, you agree not to use any such Company Proprietary Information and will keep such Company Proprietary Information confidential.

15.	Notices. All notices, demands, requests or other communications required or permitted to be given or made hereunder shall be in writing and shall be delivered or mailed by first class registered or certified mail, postage prepaid, addressed as follows:

(a) If to the Company:

Conexant Systems, Inc.
4000 MacArthur Boulevard
West Tower
Newport Beach, CA 92660
Attention: Senior Vice President, Chief Legal Officer and Secretary

(b)	If to you, at the address on the books and records of the Company at the time of such notice, or to such other address as may be designated by either party in a notice to the other.

Each notice, demand, request or other communication that shall be given or made in the manner described above shall be deemed sufficiently given or made for all purposes (i) three days after it is deposited in the U.S. mail, postage prepaid, (ii) on the second business day following the delivery of the notice to an internationally recognized commercial overnight delivery service, or (iii) at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, the answer back or the affidavit of messenger being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

16.	Entire Agreement. This Agreement sets forth the entire agreement of the parties with respect to your continued employment with the Company and any of its Affiliates and the termination thereof, and supersedes any and all agreements, oral or written, with respect thereto (other than the “Invention Agreement,” “Business Practices Guidelines” and/or “Employee Guide” signed or expressly acknowledged by you in writing to which you agree to continue to be bound), including, but not limited to, the Employment Agreement dated as of January 15, 2004, between you and the Company, and your participation in any severance policy, bonus plan, or similar type of policy, plan or program with the Company, in which you will cease to participate, and any offer letters or other employment terms and conditions, which are hereby superseded and rendered null and void.

17.	Amendment; Waiver. This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed by the parties hereto. Neither the waiver by either of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure of either of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.

18.	Non-Disparagement. Except where obliged to do so to comply with any legal or regulatory requirement, you agree that following termination of employment you will not make any derogatory or disparaging comments about the Company or any of its officers, shareholders or employees.

19.	Cooperation. Following termination of your employment, for whatever reason, you shall cooperate with the Company and be reasonably available to the Company with respect to continuing or future matters arising out of your employment or any other relationship with the Company, whether such matters are business-related, legal or otherwise. You shall be compensated for such services at hourly rates approximately equal to your weekly salary divided by forty. It is agreed that (a) the Company will provide you with reasonable advance notice regarding these activities, and (b) any requests made hereunder by the Company will be made in good faith and will not unreasonably interfere with your duties to any subsequent employer.

20.	Governing Law. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of New Jersey.

21.	Jurisdiction and Venue. Each suit, action or proceeding arising out of or relating to this Agreement, the subject matter hereof or thereof, the performance by the parties of their obligations hereunder or thereunder or the claimed breach hereof or thereof, whether brought at law or in equity and whether based in tort, contract or otherwise, shall be brought in the federal or state courts located in New Jersey, and each of the parties to this Agreement hereby submits with regard to any such suit, action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts and of the appropriate appellate courts therefrom. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such suit, action or proceeding (a) any claim that it is not personally subject to the jurisdiction of such courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court of from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) that the suit, action or proceeding in any such court is brought in an inconvenient forum, (d) that the venue of such suit, action or proceeding is improper, (e) that this Agreement or the subject matter hereof or thereof may not be enforced in or by such courts or (f) any right to a trial by jury which is hereby waived. Each party hereto agrees that process in any such suit, action or proceeding may be served on such party anywhere in the world, whether within or without the jurisdiction of such courts and that service of process on such party as provided in Section 15 shall be deemed effective service of process on such party.

22. Definitions.

“Affiliates” means any entity directly or indirectly controlling or controlled by or under common control with the Company. For purposes of this definition, “control” means the power to direct the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meaning correlative to the foregoing.

Please sign both copies of this letter below, indicating your acceptance, and return one copy for our files.

Very truly yours,

CONEXANT SYSTEMS, INC.

/s/ Michael H. Vishny

By: Michael H. Vishny

Senior Vice President, Human Resources

AGREED as of the date first above
Written

/s/ C. Michael Powell

C. Michael Powell

EXHIBIT A – GENERAL RELEASE

FOR AND IN CONSIDERATION OF certain separation benefits set forth in the letter agreement to which this General Release is attached, I, C. Michael Powell, agree, on behalf of myself, my heirs, executors, administrators, and assigns, to release and discharge Conexant Systems, Inc. (the “Company”), and its current and former officers, directors, employees, agents, owners, subsidiaries, predecessors, divisions, affiliates, parents, successors, and assigns (the “Company Released Parties”) from any and all manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, and demands whatsoever (“Losses”) which I, my heirs, executors, administrators, and assigns have, or may hereafter have, against the Company Released Parties or any of them arising out of or by reason of any cause, matter, or thing whatsoever from the beginning of the world to the date hereof, including without limitation, my employment by the Company and the cessation thereof, my Employment Agreement made as of January 15, 2004 with the Company (the “Employment Agreement”) and any predecessor employment agreements, all matters arising under any federal, state, or local statute, rule, or regulation, or principle of contract law or common law, including but not limited to, the Worker Adjustment and Retraining Notification Act of 1988, as amended, 29 U.S.C. §§ 2101 et seq., the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §§ 201 et seq., the Family and Medical Leave Act of 1993, as amended, 29 U.S.C. §§ 2601 et seq., Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §§ 2000e et seq., the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §§ 621 et seq. (the “ADEA”), the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §§ 12101 et seq., the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §§ 1001 et seq., the National Labor Relations Act of 1935, as amended, 29 U.S.C. §§ 151 et seq., the New Jersey Law Against Discrimination, as amended, N.J. Stat. Ann. §§ 10:5-1 et seq., the New York State Human Rights Law, as amended, N.Y. Exec. Law §§ 290 et seq., the New York City Human Rights Law, as amended, N.Y.C. Admin. Code §§ 8-101 et seq., and any other equivalent federal, state, or local statute; provided, however, that I do not release or discharge the Company Released Parties (i) from any Losses arising under the ADEA which arise after the date on which I execute this General Release, (ii) from any claims for benefits in which I am vested that I may have under the terms of any of the Company’s benefit plans applicable to me or (iii) from any claims for a breach by the Company of its obligations under the Retention and Separation Agreement dated as of November 16, 2004 between me and the Company. It is understood that nothing in this General Release is to be construed as an admission on behalf of the Company Released Parties of any wrongdoing with respect to me, any such wrongdoing being expressly denied.

I represent and warrant that I fully understand the terms of this General Release, that I have had the benefit of advice of counsel or have knowingly waived such advice, and that I knowingly and voluntarily, of my own free will, without any duress, being fully informed, and after due deliberation, accepts its terms and sign the same as my own free act. I understand that as a result of executing this General Release, I will not have the right to assert that the Company violated any of my rights in connection with my employment or with the termination of such employment.

I affirm that I have not filed, and agree, to the maximum extent permitted by law, not to initiate or cause to be initiated on my behalf, any complaint, charge, claim, or proceeding against the Company Released Parties before any federal, state, or local agency, court, or other body relating to my employment or the cessation thereof, and agree not to voluntarily participate in such a proceeding. However, nothing in this General Release shall preclude or prevent me from filing a claim with the Equal Employment Opportunity Commission that challenges the validity of this General Release solely with respect to my waiver of any Losses arising under the ADEA on or before the date on which I execute this General Release.

In connection with this General Release, I acknowledge having received an Information and Disclosure Statement provided pursuant to Section 7(f)(1)(H) of the ADEA.

I acknowledge that I have forty-five (45) days in which to consider whether to execute this General Release. I understand that such 45-day consideration period may be waived by me and that I may execute this General Release prior to the expiration of such consideration period. I understand that upon my execution of this General Release, I will have seven (7) days after such execution in which I may revoke my execution of this General Release (the “Revocation Period”). In the event of revocation, I must present written notice of such revocation to Michael H. Vishny at the Company, 4000 MacArthur Boulevard, West Tower, Newport Beach, CA 92660, Fax (949-483-9462).

If seven (7) days pass without receipt of such written notice of revocation, this General Release shall become binding and effective on the eighth day (the "Release Effective Date").

This General Release shall be governed by the laws of the State of New Jersey without giving effect to its conflict of laws principles.

/s/ C. Michael Powell	12/6/04

C. Michael Powell Date

STATE OF NEW JERSEY )
:ss.:
COUNTY OF _Monmouth_____ )

On the _6th__ day of ___December___ in the year 2004,
before me, the undersigned, personally appeared C. MICHAEL
POWELL, personally known to me or proved to me on the basis
of satisfactory evidence to be the individual whose name is
subscribed to the within instrument, and acknowledged to me
that he executed the same in his individual capacity, and
that by his signature on the instrument he executed such
instrument, and that such individual made such appearance
before the undersigned.

/s/ Donna M. Grizzle
Notary Public